

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 8, 2016

Via Email
Richard M. Adams
Chairman of the Board and Chief Executive Officer
United Bankshares, Inc.
PO Box 393
500 Virginia Street, East
Charleston, WV 25301

> **Re:** **United Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 26, 2016**
> **File No. 333-209127**

Dear Mr. Adams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   You indicate in your calculation of the registration fee table that you are registering a certain amount of shares, but the "number may be higher or lower in accordance with the formula described above." Please indicate how you intend to register those additional shares.

2.   Please revise your cover page disclosure to indicate that you may issue additional shares if your stock price declines by more than 20% from $42.70.

Opinion of Georgetown's Financial Advisor, page 38

3.	Please disclose the financial and operating forecasts and projections you refer to on page 40 that were shared with Georgetown in connection with KBW's preparation of its opinion or explain to us why such information is not material to security holders.

Employment and Engagement with United Bank Following the Merger, page 53

4.	Please include the employment agreements with Messrs. Fitzgerald and Veith as exhibits to your registration statement as well as any other exhibits that you have not yet filed so that we may have time to review them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services